Exhibit 99.2

Triterras Appoints Chief Technology Officer

Singapore, May 13, 2021 – Triterras Inc. (Nasdaq: TRIT, TRITW) (“Triterras” or the “Company”), a leading fintech company for trade and trade finance, a leading fintech company for trade and trade finance, today announced that it has appointed Sri Vasireddy as Chief Technology Officer, effective immediately.

Mr. Vasireddy has been working as Chief Technical Advisor to the Company since January 2021 and has over 20 years of experience in information technology, cloud computing and systems integration. Prior to joining Triterras, Vasireddy served as CTO of global services and solutions at Hitachi Vantara, where he led the Cloud and the IoT Solutions-as-a-Service platform business. He joined Hitachi through an acquisition of REAN Cloud, a business he founded. REAN Cloud was recognized as a top technology company in Northern Virginia and won a historic US$950 million DoD (U.S. Department of Defense) cloud services contract before being acquired by Hitachi. Vasireddy was also an early employee in Amazon Web Services’ (AWS) Worldwide Public Sector team and has led key migration and modernization projects for several global organizations.

“We are thrilled to have someone of Sri’s experience and capabilities leading our technology team,” said Srinivas Koneru, Chairman and CEO of Triterras. “His track record of building outcome-oriented teams to drive cloud-based transformations at leading organizations is unparalleled. Since joining Triterras, he has made a substantial impact on our Company, introduced a culture of design thinking while more than doubling the headcount of our talented tech professionals, improving the security infrastructure of the Kratos platform, and laying the groundwork for future seamless integrations of new service offerings, acquisitions and strategic partnerships.”

“I am excited to be joining Triterras at an inflection point in its growth trajectory,” said Vasireddy. “The Company’s mission of digitizing the traditionally paper-based industry of trade finance aligns well with my experience of transitioning technology ecosystems across industries to cloud-native platforms. I am fortunate to be surrounded by a tremendous team of professionals who are dedicated to creating a customer-centric experience leveraging the cloud.”

In addition to scaling the firm’s tech team in the last four months, in the coming months Vasireddy plans to onboard new Technical Program Managers, Principal Solutions Architects, Product Owners, Developers, and Quality Assurance Automation Professionals.

Vasireddy is based in the Washington, D.C. area, and reports to CEO Srinivas Koneru. He holds a Master’s degree in Computer Science from George Mason University and an MBA from Duke University.

The technology team was previously led by Senior Vice President Ashish Srivastava who has assumed the position of Chief Commercial Officer with the Company.

In March, Triterras announced that it signed a letter of intent to acquire Invoice Bazaar, a Dubai-based supply chain finance platform; and that it formed a strategic partnership with Western Union Business Solutions. The company also launched a Logistics Module in partnership with Seven Oceans in January, and an Insurance Module in a partnership with Marsh last September.

In addition, the Kratos platform was recognized in December when the platform won the Singapore Founder category of the FinTech Awards issued by the Monetary Authority of Singapore.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com